September 13, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Compuware Corporation
         Form 10-K for the fiscal year ended March 31, 2006
         File No. 000-20900

Dear Mr. Skinner:

On behalf of Compuware Corporation, a Michigan corporation (the "Company" or "Compuware"), I am responding to the Staff's comment letter dated August 30, 2006 with respect to Compuware's Form 10-K for the fiscal year ended March 31, 2006. I have set forth below each question contained in the Staff's comment letter, followed by our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS RESULTS OF OPERATIONS
CORPORATE AND OTHER EXPENSES, PAGE 30

1. WE NOTE YOUR DISCLOSURE ON PAGE 31 AND 32 OF YOUR EFFECTIVE TAX RATE EXCLUDING THE EFFECT OF REDUCTIONS TO YOUR INCOME TAX RESERVES AND TAX SETTLEMENTS. THIS APPEARS TO BE A NON-GAAP MEASURE. PLEASE TELL US HOW YOU CONSIDERED THE REQUIREMENTS OF ITEM 10(E)(1) OF REGULATION S-K.

     Item 10(e)(1)(A) of Regulation S-K requires a presentation, with equal or greater prominence, of the most directly comparable financial measure presented in accordance with GAAP. We believe that the GAAP effective income tax rate for each of the years presented has been prominently disclosed in the first paragraph of this section titled "Income taxes".

     Item 10(e)(1)(B) requires a reconciliation by schedule or other clearly understandable method of the GAAP to non-GAAP disclosures. We believe the current presentation provides the reader with the reconciling items between the GAAP effective rate and the adjusted effective rate. The first paragraph of this section clearly discloses the GAAP effective rate. The next paragraph identifies the impact of the items related to prior year matters and indicates the effective tax rate excluding these items. In an effort to make future filings more easily understood in light of the Staff's comment, we will present the GAAP effective tax rate, the impact of the items related to prior year matters, and the effective tax rate excluding such items in a tabular format in future filings that include such information.

     Item 10(e)(1)(C&D) requires statements disclosing why management believes the non-GAAP presentation to be useful information and, to the extent material, how management uses this measure. We acknowledge that the current disclosure could be improved to more clearly indicate that management believes the presentation is useful to investors and analysts because it allows them to quickly understand the impact on our effective tax rate of the resolution of the tax matters discussed in the Form 10-K without having to do the calculation themselves. Although it is possible that additional adjustments of this nature could occur in the future, management believes it is beneficial for the reader to have an understanding of our effective income tax rate excluding such items.

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 41

2. WE NOTE THAT YOU DO NOT DISCLOSE COST OF MAINTENANCE FEES ON YOUR STATEMENT OF OPERATIONS. PLEASE TELL US THE AMOUNT THAT REPRESENTS THE COST OF PROVIDING MAINTENANCE REVENUE. ALSO, TELL US IN WHICH LINE ITEM THESE COSTS ARE CURRENTLY INCLUDED. EXPLAIN HOW YOUR CURRENT DISCLOSURES COMPLY WITH RULE 5-03.2 OF REGULATION S-X.

     Customers who subscribe to our maintenance and support services are entitled to receive technical support and advice including problem resolution services, installation support, error corrections and any product enhancements released by us during the maintenance period.

     Maintenance and support services are provided to our customers primarily by employees in the Technology Development and Support area of our organization and are included in this expense line item in the statement of operations. The same employees are also responsible for research and development and provide internal systems support to our organization. In many situations, the efforts of our technology personnel benefit both new license sales and our maintenance customers. Therefore, any presentation of the cost of maintenance revenue would represent only an imprecise estimate.

     Because an allocation of these costs is not performed for financial statement or management reporting purposes and would require a great deal of subjectivity, we believe such an allocation (if performed) would not provide additional useful information to our investors. Therefore, we have not allocated maintenance costs into a separate line item for financial statement purposes.

NOTE 14. COMMITMENTS AND CONTINGENCIES, PAGE 64

3. WE NOTE THAT YOU ENTERED INTO A SETTLEMENT ARRANGEMENT WITH IBM WHERE IBM WILL PURCHASE A MINIMUM AMOUNT OF SOFTWARE LICENSES AND MAINTENANCE AND WILL OFFER TO PURCHASE A MINIMUM VALUE OF SERVICES OVER A FOUR-YEAR TIME FRAME BEGINNING WITH FISCAL 2006. PLEASE EXPLAIN TO US HOW YOU WILL ACCOUNT FOR THIS SETTLEMENT. EXPLAIN HOW YOU DETERMINED THE AMOUNT THAT WAS ALLOCATED TO REVENUE AND THE AMOUNT ALLOCATED TO "SETTLEMENT" IN 2006 AND EXPLAIN HOW YOU EXPECT TO ALLOCATE THE PROCEEDS YOU WILL RECEIVE IN FUTURE PERIODS. ALSO, PLEASE TELL US HOW YOU CONSIDERED WHETHER A PORTION OF THE SETTLEMENT REPRESENTED AN ASSET AT THE TIME OF THE SETTLEMENT. AS PART OF YOUR RESPONSE, PROVIDE REFERENCE TO THE AUTHORITATIVE GUIDANCE THAT SUPPORTS YOUR ACCOUNTING.

     To better understand the settlement we are providing you with the following background of the transaction.

     BACKGROUND

     Prior to the settlement arrangement discussed below, Compuware had entered into agreements under which Compuware provided professional services to IBM. IBM had also previously purchased Compuware's products for internal use and for use in IBM's Global Services business. IBM's Global Services business has utilized these licenses in its delivery of services to IBM's Global Services customers. IBM's Global Services business licenses Compuware's products for use with named customers or for the "exclusive use and benefit" of a named customer. Compuware does not allow IBM to license products for Global Services customers without having the customer named (i.e. no "stock" licenses).

     In 2002, Compuware filed a claim against IBM for infringement of Compuware's copyrights and misappropriation of Compuware's trade secrets with respect to Compuware's mainframe software tools, intentional interference with contractual relations with Compuware's employees and former employees, antitrust law violations, tortious interference with Compuware's economic expectancy and various state law violations. Compuware claimed that (i) IBM copied and misappropriated portions of Compuware's mainframe software tools and had wrongfully used the Company's technology to develop competing products; (ii) IBM made false representations regarding Compuware's software products in violation of the Lanham Act; and (iii) IBM used its monopoly power to engage in unlawful tying arrangements and to subvert competition on the merits by denying critical information to Compuware and others in an effort to undermine Compuware's development efforts. IBM filed counterclaims against Compuware asserting infringement of various patents held by IBM.

     In an effort to reduce the disruption in each organization's business, as well as obviate the need for further protracted and expensive litigation, with no admission of liability by any party (which each party expressively denies), Compuware and IBM executed a settlement agreement and patent cross-licensing agreement on March 21, 2005 to settle and compromise all disputes, claims and controversies between them, including all claims and counterclaims that were asserted or that could have been asserted.

     The relevant terms of the patent cross-licensing agreement are as follows:

     Patent Cross-License

     In a separate agreement, which is incorporated in the settlement agreement, IBM and Compuware entered into a mutual patent cross-license. There was no monetary consideration provided by either party. The purpose of the license is to avoid current and future patent infringement litigation similar to assertions made by Compuware and IBM against each other. The cross license covers existing patents, as well as future unspecified patents to be issued through March 21, 2009. All patents subject to the patent cross-licensing agreement relate to, or would relate to, software products developed for resale by IBM and Compuware.

     The settlement agreement includes the following provisions:

     Settlement Agreement

     Software Licenses and Maintenance

     IBM agrees that it will make minimum payments to Compuware for licenses to Compuware's software products and related maintenance in the amount of $140 million. These minimum payments are due as follows:

          March 21, 2005 - $20 million, for products to be purchased during the period March 21, 2005 through March 31, 2006. After the $20 million prepayment is utilized, payments are due upon delivery of the products.

          From April 1, 2006 through March 31, 2010 payments are due upon delivery of software.

               - March 31, 2007 - $30 million less payments during the year, April 1, 2006 through March 31, 2007 for software delivered, if any.

               - March 31, 2008 - $30 million less payments during the year, April 1, 2007 through March 31, 2008 for software delivered, if any.

               - March 31, 2009 - $30 million less payments during the year, April 1, 2008 through March 31, 2009 for software delivered, if any.

               - March 31, 2010 - $30 million less payments during the year, April 1, 2009 through March 31, 2010 for software delivered, if any.

     Purchases in excess of the annual minimum may be carried forward against the following year's minimum commitment. If IBM purchases software and maintenance in excess of the $140 million minimum payments, additional payments will be required.

     The above payments do not include, or relate to, payments for IBM's obligations to Compuware for maintenance of previously purchased products.

     Payments made by IBM to Compuware for software licenses and associated maintenance under the agreement, including those made by IBM on behalf of IBM's customers, will be taken into account for purposes of determining whether IBM's annual software commitments have been satisfied.

     IBM will purchase all future products from Compuware under terms similar to an existing contract with pricing terms at a fixed percentage discount. The prices offered are not considered to be at a "significant incremental discount" as defined in AICPA Technical Practice Aid (TPA) 5100.50 because the pricing offered to IBM is consistent with the pricing Compuware offers to similar customers.

     IBM will purchase Compuware's software to provide outsourcing services to its customers and for use in it own internal business units. That is, IBM will not resell any of Compuware's software but will use Compuware's software to provide services to its customers. Compuware will license its software to IBM in a manner that will limit IBM's use to specific customers or data centers. Therefore, IBM will be required to purchase separate licenses of Compuware's software for each of its end-customers. IBM is prohibited from purchasing Compuware's licenses as inventory (that is, prior to identifying a specific end-customer).

     Professional Services

     IBM agrees that it will offer to purchase from Compuware $260 million in professional services. IBM's offers to purchase must occur during the periods and in the amounts set forth below.

          March 21, 2005 through September 30, 2006 - $40 million

          October 1, 2006 through September 30, 2007 - $60 million

          October 1, 2007 through September 30, 2008 - $80 million

          October 1, 2008 through September 30, 2009 - $80 million

     The terms and conditions of IBM's offers to purchase are subject to IBM's pre-existing Core Supplier Agreements. $130 million of IBM's offer to purchase will be "Value Add Rate Services" that are defined and have defined rates that may be changed from time to time by IBM but will be consistent with rates that IBM pays to other vendors that are part of its Core Supplier Program.

     IBM's remaining offers to purchase will be General Contract Rate Services and will be based on price schedules then in effect under IBM's pre-existing core supplier program. These prices will be consistent with the pricing IBM pays to its other vendors under the core supplier program.

     IBM merely needs to offer to purchase the services, regardless of whether Compuware accepts any such offers, in order for IBM's obligation to be fulfilled. If IBM's offers to purchase exceed the minimum amounts during the periods described above, IBM will be deemed to have made offers to purchase Compuware's services in the amounts of such excess in the immediately following commitment period. Compuware is under no obligation to accept IBM's offers under this provision of the settlement agreement.

     Settlement and Mutual Releases

     The settlement agreement resulted in the settlement of all pending claims and mutual releases.

     ACCOUNTING TREATMENT

     As the settlement agreement and the patent cross-licensing agreement were entered into contemporaneously and the settlement agreement explicitly incorporates the patent cross-licensing agreement, Compuware deemed it appropriate to account for the two agreements as a single arrangement in accordance with TPA 5100.39.

     Compuware analyzed the license it received for the rights to use IBM's patents and right to join the Premier Partner Program to determine if these rights should be recorded at fair value.

     The Company considered whether the right that we received to use IBM patents constituted an asset. While the settlement arrangement includes a significant monetary component, and while generally nonmonetary assets exchanged in a monetary transaction (that is, a transaction in which the monetary consideration constitutes more than 25 percent of the value of the entire arrangement) are measured at fair value, fair value measurement is dependent on the ability to satisfactorily measure fair value of the nonmonetary assets. In this case, neither party has in the past sold similar patent licensing agreements; therefore, it is not possible to reliably determine the fair value of the patent cross-licensing agreement. Therefore, the Company concluded that it would not be appropriate to recognize its right to use IBM's technology at fair value. The Company believes this conclusion is consistent with the guidance in Issue 8(a) of EITF Issue No. 01-2, Interpretations of APB Opinion No. 29 (EITF 01-2), which states, in part:

          Issue 8(a)--What level of monetary consideration in a nonmonetary exchange causes the transaction to be considered monetary in its entirety and, therefore, outside the scope of Opinion 29.

          19. The Task Force discussed an exchange of nonmonetary assets that would otherwise be based on recorded amounts but that also involves monetary consideration (boot). The Task Force reached a consensus that that transaction should be considered monetary (rather than nonmonetary) if the boot is significant, and agreed that "significant" should be defined as at least 25 percent of the fair value of the exchange. As a monetary transaction, both parties would record the exchange at fair value (as discussed in Issue 8(b), below). If the boot in a transaction is less than 25 percent, the pro rata gain recognition guidance in paragraph 22 of Opinion 29 should be applied by the receiver of boot, and the payer of boot would not recognize a gain. The Task Force acknowledged that the ability to satisfactorily measure fair value is a prerequisite to the use of fair value. [Footnote reference omitted and emphasis added]

     The Company also analyzed IBM's offer to purchase professional services from us in order to determine whether it should be considered an element/obligation to the arrangement.

     As IBM is merely required to offer to purchase the professional services in the future and such offer does not create an obligation for Compuware, the Company determined that such offer should not be treated as an element to the arrangement. Compuware is under no obligation to accept IBM's offer. Accordingly, the decision to transact will be made in the future when IBM makes the offer. Therefore, the transaction should be accounted for at the time Compuware accepts the offer and not prior to that time because Compuware is under no obligation prior to accepting IBM's offer. Paragraph 36 of FASB Statement of Financial Accounting Concept No. 6, Elements of Financial Statements (CON 6), lists the following three characteristics of liabilities:

          (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand,

          (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and

          (c) the transaction or other event obligating the entity has already happened.

     In the case of the professional services element of the settlement agreement, Compuware has full discretion to avoid future sacrifice and the obligating transaction does not occur until Compuware accepts IBM's offer. Accordingly, no obligation or liability exists and therefore the professional services component of the settlement agreement does not constitute a deliverable in the current arrangement.

     Compuware also performed an analysis to determine if it should account for the settlement of the litigation as a unit of accounting separate from the patent cross-licensing agreement and the sale of software.

     The Company determined the elements or deliverables of the arrangement should be evaluated under EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) to determine whether the elements qualify as separate units of accounting. The litigation settlement element of the arrangement would be subject to FASB Statement No. 5, Accounting for Contingencies (FASB 5) and the patent cross-licensing and software elements are subject to SOP 97-2, Software Revenue Recognition (SOP 97-2). Paragraph 4(a)(iii) of EITF 00-21 states the following:

          If higher-level literature provides no guidance regarding the separation of the deliverables within the scope of higher-level literature from those deliverables that are not or the allocation of arrangement consideration to deliverables within the scope of the higher-level literature and to those that are not, then the guidance in this Issue should be followed for purposes of such separation and allocation. In such circumstances, it is possible that a deliverable subject to the guidance of higher-level literature does not meet the criteria in paragraph 9 of this Issue to be considered a separate unit of accounting. In that event, the arrangement consideration allocable to such deliverable should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. [Footnote reference omitted]

     Paragraph 9 of EITF 00-21 lists the following three criteria that are required for an element to qualify as a separate unit of accounting:

          a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

          b. There is objective and reliable evidence of the fair value of the undelivered item(s).

          c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

     Since the Company does not have evidence of fair value of the patent cross-licensing agreement or for the fair value of its software elements to be delivered (i.e. collectively, the undelivered elements), the criterion in paragraph 9(b) of EITF 00-21 has not been met. Accordingly the litigation settlement should be combined with the patent cross-licensing agreement and software elements of the arrangement and the combination of those elements should be accounted for as a single unit of accounting.

     Additionally, the Company would not be able to separate the patent cross-licensing agreement from the software deliverables under the guidance of SOP 97-2. SOP 97-2 requires allocation of arrangement consideration based on vendor-specific objective evidence of fair value (VSOE). Compuware has never sold similar patent licensing rights in the past and therefore determined that it is not possible to establish VSOE of fair value of the patent cross-licensing agreement.

     Since Compuware is required to recognize the litigation settlement, the patent cross-licensing agreement and the software sales as a combined unit of accounting, the Company should determine the appropriate recognition models for each deliverable/element in the combined unit of accounting and follow the model that yields the lowest cumulative amount of revenue. This conclusion is consistent with the guidance in Ernst & Young's publication entitled Financial Reporting Developments - Revenue Arrangements with Multiple Deliverables - EITF Issue No. 00-21, which states in part:

          Determining the appropriate revenue recognition model to follow when multiple deliverables do not meet the separation criteria pursuant to Issue 00-21, and therefore should be treated as a combined unit of accounting, requires the use of professional judgment and is dependent on the relevant facts and circumstances.

          However, we believe that there is a rebuttable presumption that the revenue recognition model applicable to the final deliverable included in the arrangement is the model that should be followed when recognizing revenue for the combined unit of accounting. The final deliverable model dictates that revenue is only recognized once the last item has been delivered, or over a performance period if the last deliverable is a service, assuming the other revenue recognition criteria have been met.

          Additionally, we understand that the SEC staff will generally object to any revenue recognition model that results in revenue recognition as products are delivered or services are preformed (that is, any method other than the method applicable to the last deliverable included in the arrangement) if deliverables cannot be separated into multiple units of accounting due to a lack of standalone value. The SEC staff believes that recognizing revenue on the delivery of items that have no standalone value is contrary to the principles contained in Issue 00-21.

     Based on this guidance the Company determined the appropriate recognition models for the software sales and the patent cross-licensing elements to determine which model will yield the lowest cumulative amount of revenue. The following section discusses the appropriate recognition models for the patent cross-licensing element as well as the software sales element:

     Patent Cross-Licensing Agreement

     IBM is entitled to all new patents (associated with software products) developed by us during the next four year period under the patent cross-licensing agreement on a when-and-if available basis. That is, IBM is entitled to unspecified additional software products as described in paragraph 48 of SOP 97-2. Paragraph 49 of SOP 97-2 requires ratable recognition over the contractual term for these types of arrangements:
     Paragraph 49 of SOP 97-2 states:

          The software elements of the kinds of arrangements discussed in paragraph .48 should be accounted for as subscriptions. No allocation of revenue should be made among any of the software products, and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement beginning with delivery of the first product.

     In this arrangement the cash payment of $20 million due in year 1 is less than the amount that would be recognized on a straight-line basis (i.e., $140 million / 4 years = $35 million). Therefore, the Company's revenue recognition will be limited to $20 million in year 1 based on the guidance in paragraph 14 of SOP 97-2 which states in part:

          No portion of the fee (including amounts otherwise allocated to delivered elements) meets the criterion of collectibility if the portion of the fee allocable to delivered elements is subject to forfeiture, refund, or other concession if any of the undelivered elements are not delivered.

     Therefore, in the absence of other elements in the arrangement, the Company would recognize the lesser of the actual amount of cash due in each year of the arrangement over that particular year of the arrangement or $140 million recognized on a straight-line basis over 4 years (i.e. $35 million). Application of this methodology would result in recognition of $20 million ratably over the first year and $30 million ratably over each of years 2 through 5.

     $140 Million Software & Maintenance Sales

     This arrangement, however, also provides IBM with the right to buy future products at a predetermined price. However, the predetermined prices are not at a discount as defined in TPA 5100.50 because the discounts are not incremental to the discounts Compuware offers to other similar customers. Therefore, the Company is not required to defer any amounts related to the discount as required by footnote 3 of SOP 97-2.

     If these were the only elements to the arrangement, the Company would use the residual method to recognize the revenue related to the software sales upon delivery of the software to IBM based on the per copy price stated in the arrangement (the Company has been able to establish VSOE of fair value of PCS through separate sales of PCS) and the PCS fee would be recognized over the PCS term. This is consistent with the guidance in paragraphs 21 and 12 of SOP 97-2, which states in part:

          .21 ... the licensing fee is a function of the number of copies delivered to, made by, or deployed by the user or reseller. Delivery occurs and revenue should be recognized as the copies are made by the user or sold by the reseller if the other criteria in this SOP for revenue recognition are met.

          .12 Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

     In the event that Compuware receives minimum payments because IBM's actual purchases fall short from the minimum annual commitments, such amounts would be recognized over the contractual period. We believe the excess payments are similar to nonrefundable upfront fees as described in SAB Topic 13-A.3(f). SAB Topic 13-A states in part:

          Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate. [Footnote omitted]

     Additionally, based on this guidance, the Company would recognize such minimum payments in excess of IBM's purchases annually at the end of each contractual period.

     Recognizing revenue based on the lowest cumulative amount yielded by the two models described above effectively results in the Company recognizing revenue limited to the lesser of the following:

     a) The payment for each annual commitment period recognized on a straight-line basis over such period, or

     b)   The amount of actual software sales to IBM.

     At the end of each year, amounts that Compuware has received from IBM as excess payments for which the Company did not deliver any software become non-refundable and cannot be applied against future purchases of software (i.e., against future deliverables). Rather, future payments, in amounts equal to the fair value of future software to be delivered or the undelivered portion of the patent cross-license agreement will be received and therefore the portion of the fee that becomes non-refundable would qualify for immediate recognition. However, these amounts were not earned as revenue but rather are considered payments received in settlement of the legal dispute. Accordingly, such amounts will be recognized as other income and not as revenue (see discussion under CLASSIFICATION below).

     In the event that IBM purchases software with a value greater than the average minimum commitment per year revenue recognition will be limited to the amount recognizable assuming the only deliverable is the patent cross-license agreement.

     We also considered whether it may be appropriate to recognize our right to receive the $140 million as an asset but concluded that it would be inappropriate to recognize such amount as an asset because IBM has the contractual right to receive software and maintenance in exchange for such payments. Therefore, it was not possible to determine the net cash inflows to the Company. Accordingly, we concluded it would be inappropriate to recognize the $140 million as a receivable.

     CLASSIFICATION

     The Company deemed it appropriate to classify payments from IBM as revenue to the extent that such payments (1) are made to acquire software which IBM will take delivery of and has demonstrated an objective and verifiable use for, and (2) reflect pricing that is reasonable and consistent with the prices that Compuware would generally charge similar customers for the same software. Any amounts received by Compuware beyond these amounts should be classified as a gain on the settlement of a legal dispute.

     While the sale of software in this agreement is inherently bundled with a legal settlement, and while the fair values of the two amounts are not readily determinable, the Company believes that, for classification purposes on the income statement, Compuware could consider other evidence as a means of classifying the amounts received from IBM.

     In the aforementioned agreement, Compuware will clearly be delivering software to IBM. FASB Concepts Statement No. 6, paragraph 78 defines revenues as:

          ...inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.

     Accordingly, to the extent Compuware can demonstrate that delivery of its software product has occurred and will be put to an objective and verifiable use by IBM, and will be at prices commensurate with those charged to external parties, the Company believes that the Company would have a basis for allocating the consideration between the legal settlement and revenue components of the transaction.

     The Company also noted the following excerpt from the E&Y publication that provides support for allocating revenue for classification purposes even though revenue is recognized as a combined unit of accounting:

          Regulation S-X, Rule 5-03(b), requires that public registrants separately present revenues from the sale of products and revenues from providing services in the income statement. When products and services included in an arrangement are not separable and are accounted for as a combined unit of accounting, we believe that the revenue, once recognized, should be allocated between the sales of products and services using the fair values of the products and services (although amounts can be combined if the revenue associated with any category is less than 10 percent of the registrant's total revenues). Revenue may be allocated using either the relative fair value method or residual value method as described in paragraph 12 of Issue 00-21, even though the deliverables did not qualify for separation pursuant to paragraph 9.

          For purposes of this allocation, we believe that a registrant can use its best estimate of the fair values of the respective product and service. That is, for the purposes of this allocation we do not believe that an entity is limited to the use of vendor-specific objective evidence or third-party evidence of fair value as it is when allocating arrangement consideration among deliverables within the scope of Issue 00-21.

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED), PAGE 68

4. PLEASE EXPLAIN TO US HOW YOUR DISCLOSURES COMPLY WITH ITEM 302(A)(1) OF REGULATION S-K THAT REQUIRES YOU TO PRESENT GROSS PROFIT WITHIN SELECTED QUARTERLY FINANCIAL DATA.

     Direct costs associated with license and maintenance revenue are subject to numerous allocations based on estimates as discussed above in our response to comment 2 and, therefore, the calculation of gross profit (if performed) would be imprecise. The Company uses operating profit rather than gross profit to evaluate the business and believes this provides the most useful information to management and to readers of the financial statements. The Company has disclosed quarterly information in the Notes to the Consolidated Financial Statements consistent with the information included in the Company's quarterly filings and in compliance with Regulation S-X Rule 5-03 which does not require a presentation of gross profit on the face of the statement of operations. The Company has reported operating income on a quarterly basis in addition to net sales and net income to facilitate the reader's understanding of the business.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff's comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7372 or Jean Rauchholz at (313) 227-7559 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura Fournier
-------------------------------------
Laura Fournier
Senior Vice President, Treasurer and
Chief Financial Officer